ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO TOKYO WASHINGTON, DC www.ropesgray.com

December 24, 2009

Johnathan Mathiesen
(617) 951-7467
johnathan.mathiesen@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Allianz Funds (File No. 811-6161)

Ladies and Gentleman:

On behalf of Allianz Funds (the “Trust”), we are today filing, under the Securities Act of 1933, as amended, (the “1933 Act”) a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition by (i) Allianz NACM Emerging Markets Opportunities Fund, (ii) Allianz NACM Global Fund and (iii) Allianz NACM Growth Fund (each an “Acquiring Fund”), each a series of the Trust, of substantially all of the assets of, respectively, (i) Nicholas-Applegate Emerging Markets Fund, (ii) Nicholas-Applegate Global Select Fund and (iii) Nicholas-Applegate U.S. Systematic Large Cap Growth Fund (each a “NAIF Fund”), each a series of Nicholas-Applegate Institutional Funds, and the issuance of Institutional Class shares of beneficial interest in each Acquiring Fund in connection therewith (the “Shares”), all in accordance with the terms of separate Agreements and Plans of Reorganization by and among the Trust, on behalf of an Acquiring Fund, Nicholas-Applegate Institutional Funds, on behalf of the corresponding NAIF Fund, and Allianz Global Investors Fund Management LLC (the “Agreement and Plan of Reorganization”), in substantially the form included as Appendix A to the Prospectus/Proxy Statement that is part of the Registration Statement.

The Prospectus/Proxy Statement that constitutes Part A of the Registration Statement will be used in connection with a meeting of shareholders of the NAIF Funds, at which shareholders of each NAIF Fund will be asked to vote on the proposed acquisition of such NAIF Fund by the corresponding Acquiring Fund.

The Registration Statement is proposed to become effective on January 23, 2010 pursuant to Rule 488 under the 1933 Act.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7467).

Sincerely,

/s/ Johnathan Mathiesen
Johnathan Mathiesen, Esq.

cc:	E. Blake Moore, Jr.

William Healey, Esq.

Brian Shlissel

Thomas J. Fuccillo, Esq.

Richard Kirk, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.